UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934 Flex Fuels Energy, Inc.
(Name of Issuer) Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities) 339371106
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    ☑ Rule 13d-l(b)

    ❒ Rule 13d-l(c)

    ❒ Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G

1	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only). Thomas Barr
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British
Number of Shares	5	Sole Voting Power: 3,024,382 shares of Common Stock(1)
Beneficially	6	Shared Voting Power: N/A
Owned by Each Reporting	7	Sole Dispositive Power: 3,024,382 shares of Common Stock
Person With:	8	Shared Dispositive Power: N/A
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,024,382 shares of Common Stock
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 6.48%(2)
12	Type of Reporting Person (See Instructions) IN

(1) As of December 31, 2010, includes 2,175,000 currently exercisable warrants. Excludes 3,625,000 warrants not exercisable within 60 days of the date of this Report. Of such 3,625,000 warrants, 725,000 vest on December 31, 2011, 1,450,000 vest when and if the Issuer's common stock achieves an average closing price of at least $0.45 per share over a period of 20 consecutive trading days on or prior to October 21, 2012, and 1,450,000 vest when and if the stock achieves an average closing price of at least $1.00 per share over a period of 20 consecutive trading days on or prior to October 21, 2012.

(2) Based on 44,525,966 outstanding shares of Issuer’s common stock as of December 31, 2010.

13G

Item 1.	(a)	Name of Issuer

Flex Fuels Energy, Inc.

(b)	Address of Issuer's Principal Executive Offices:

3rd Floor, 14 South Molton Street, London, UK, W1K 5QP

Item 2.	(a)	Name of Person Filing:

Thomas Barr

	(b)	Address of Principal Business Office or, if none, Residence:

46 Chobham Road, Ottershaw, Surrey, United Kingdom KT16 0NN

	(c)	Citizenship:

British

	(d)	Title of Class of Securities:

Common Stock, Par Value $.001 Per Share

	(e)	CUSIP Number:

339371106

Item 3.	If this statement is filed pursuant to §§ 240.13d-l(b), or §§ 240.13d-2(b) or (c), check whether the person filing is a;
n/a

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group in accordance with §240.13d-1(b)(ii)(J).

SCHEDULE 13G

Item 4.	Ownership

	(a)	Amount beneficially owned: 3,024,382 shares of Common Stock(1)

	(b)	Percent of class: 6.48%(2)

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 3,024.382 shares of Common Stock

(ii) Shared power to vote or to direct the vote: N/A

(iii) Sole power to dispose or to direct the disposition of: 3,024.382 shares of Common Stock

(iv) Shared power to dispose or to direct the disposition of: N/A

(1) As of December 31, 2010, includes 2,175,000 currently exercisable warrants. Excludes 3,625,000 warrants not exercisable within 60 days of the date of this Report. Of such 3,625,000 warrants, 725,000 vest on December 31, 2011, 1,450,000 vest when and if the Issuer's common stock achieves an average closing price of at least $0.45 per share over a period of 20 consecutive trading days on or prior to October 21, 2012, and 1,450,000 vest when and if the stock achieves an average closing price of at least $1.00 per share over a period of 20 consecutive trading days on or prior to October 21, 2012.

(2) Based on 44,525,966 outstanding shares of Issuer’s common stock as of December 31, 2010.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

N/A

Item 6	Ownership of More Than Five Percent on Behalf Of Another Person

N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8	Identification and Classification of Members of The Group

N/A

Item 9	Notice of Dissolution of Group

N/A

Item 10	Certification

N/A

13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 1, 2011
Date

/s/Thomas Barr
Signature

Thomas Barr
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)